UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                               DH Technolgoy, Inc.
                 (now known as Axiohm Transaction Solutions, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    054602107
                                 (CUSIP Number)

                                  Gilles Gibier
                                  20 Rue Troyon
                               92310 Sevres FRANCE
                                33-1-55-64-01-32
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 2, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

                                  SCHEDULE 13D
 CUSIP No.                                             Page  2
 054602107


 1        NAMES OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


          Gilles Gibier
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  //
                                                             (b)  X

 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

          00

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  //
          PURSUANT TO ITEMS 2(d) or 2(e)


 6        CITIZENSHIP OF PLACE OF ORGANIZATION

          France

 NUMBER OF SHARES      7   SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH                  1,639,528
   REPORTING
                       8   SHARED VOTING POWER
    PERSON
    WITH
                             100,605
                       9   SOLE DISPOSITIVE POWER

                             1,639,528

                       10  SHARED DISPOSITIVE POWER

                             100,605

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,740,133

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
       EXCLUDES CERTAIN SHARES*                             / /



 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.72%

 14    TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

 CUSIP No.                                             Page  3
 054602107

 1     NAMES OF REPORTING PERSONS S.S. OR
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


       Cargyl, B.V.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) //
                                                           (b) X

 3     SEC USE ONLY


 4     SOURCE OF FUNDS*

       00
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       PURSUANT TO ITEMS 2(d) or 2(e)                   //


 6     CITIZENSHIP OF PLACE OF ORGANIZATION

       Holland

 NUMBER OF SHARES      7   SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH                  1,639,528
   REPORTING           8   SHARED VOTING POWER
    PERSON
    WITH                      -0-

                       9   SOLE DISPOSITIVE POWER

                              1,639,528

                       10  SHARED DISPOSITIVE POWER

                              -0-
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,639,528

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
       EXCLUDES CERTAIN SHARES*                             / /


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.17%

 14    TYPE OF REPORTING PERSON*

       00
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
 CUSIP No.                                             Page  4
 054602107

 1     NAMES OF REPORTING PERSONS S.S. OR
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


       Carole Gibier

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) //
                                                           (b) X

 3     SEC USE ONLY



 4     SOURCE OF FUNDS*

       00
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       PURSUANT TO ITEMS 2(d) or 2(e)                   //



 6     CITIZENSHIP OF PLACE OF ORGANIZATION

       France

 NUMBER OF SHARES      7   SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH                  0
   REPORTING           8   SHARED VOTING POWER
    PERSON
    WITH                     100,605

                       9   SOLE DISPOSITIVE POWER

                             0

                       10  SHARED DISPOSITIVE POWER

                             100,605

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       100,605

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
       EXCLUDES CERTAIN SHARES*                             / /



 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.54%

 14    TYPE OF REPORTING PERSON*

       IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          This Schedule 13D relates to the Common Stock, without par value, (the "Stock") of Axiohm Transaction Solutions, Inc. ("AXHM") located at 150 Avenue of Science, San Diego, California 92128.

Item 2.   Identity and Background.

          (a) This Schedule 13D is filed on behalf of Gilles Gibier, Carole Gibier, the daughter of Mr. Gibier, and Cargyl, B.V., which is owned and controlled by Mr. Gibier.

          (b)  20 rue Troyon
               92310 Sevres, FRANCE

          (c) Director and Co-Chairman of AXHM (designs, manufactures and sells transaction printers and mechanisms; 15070 Avenue of Science, San Diego, California 92128); and Director of Axiohm S.A, a wholly-owned subsidiary of AXHM (designs, manufactures and sells transaction printers and thermal printing mechanisms; BP 675-1 a 9, rue d'Arcuiel, 92542 Montrouge Cedex, France).

          (d) During the past five years, Mr. Gibier has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years, Mr. Gibier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Urban was or is subject to (i) a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

          (f)  Mr. Gibier is a French citizen.

Item 3.   Source and Amount of Funds or Other Considerations.

          Mr. Gibier acquired beneficial ownership of the Stock on October 2, 1997, in exchange for 2,350 shares of stock of Axiohm S.A. and 20,000 shares of stock of Dardel Technologies S.A. held by Cargyl B.V., which is controlled by Mr. Gibier. Carole Gibier acquired 100,605 shares of Stock in exchange for 750 shares of Axiohm S.A. held by her.

Item 4.   Purpose of Transaction.

          Mr. Gibier acquired the Stock as an investment. Neither Mr. Gibier nor Cargyl B.V., has any current plans with respect to the acquisition of additional shares of stock or an extraordinary transaction involving AXHM. However, Mr. Gibier, Ms. Gibier and/or Cargyl B.V. may dispose of all or a portion of the shares of Stock held by him, her or it, if Mr. Gibier determines at any time that such disposition may be made at prices and on terms and conditions he believes to be favorable, and he may acquire additional shares of Stock if he determines at any time that such shares are available at prices and on terms and conditions he believes to be favorable.


Item 5.   Interest in Securities of the Issuer.

          (a) 1,740,133 shares, which represent 26.72% of the outstanding shares of Stock (based on 6,512,926 shares outstanding).

          (b) Mr. Gibier has the sole power to vote and to dispose of the shares held by Cargyl B.V. Mr. Gibier shared power to vote and dispose of 100,605 shares held by his daughter.

          (c)  See Item 3.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


Item 7.   Material to be filed as Exhibits.

          Not applicable.



Signatures

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 10, 1997         /s/ Gilles Gibier
                         Gilles Gibier for himself and Carole Gibier



                         CARGYL B.V.


                         By:  /s/ Gilles Gibier
                              Gilles Gibier